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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2009 Estimated average burden hours per response…….10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PLX Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693417107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)

[X]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 693417107

1.     Names of Reporting Persons.

Simon J. Michael

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 115,166
6. Shared Voting Power 2,558,149
7. Sole Dispositive Power 115,166
8. Shared Dispositive Power 2,558,149

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     2,673,315

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.5%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 693417107

1.     Names of Reporting Persons.

Balch Hill Capital, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,558,149
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,558,149

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     2,558,149

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     9.1%

12.     Type of Reporting Person (See Instructions)     IA, OO

CUSIP No. 693417107

1.     Names of Reporting Persons.

Balch Hill Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,468,149
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,468,149

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     2,468,149

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     8.8%

12.     Type of Reporting Person (See Instructions)     PN

CUSIP No. 693417107

Item 1.

(a)     Name of Issuer

PLX Technology, Inc.

(b)     Address of Issuer's Principal Executive Offices

870 Maude Avenue, Sunnyvale, CA 94085

Item 2.

(a)     The names of the persons filing this statement are:
Simon J. Michael

Balch Hill Capital, LLC ("Balch Hill LLC")

Balch Hill Partners, L.P. ("Balch Hill Partners")

(collectively, the "Filers").

(b)     The principal business office of the Filers is located at:
2778 Green Street, San Francisco, CA 94123

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of common stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 693417107

CUSIP No. 693417107

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ X ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Balch Hill Capital).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)     [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Balch Hill LLC is a registered investment adviser and is the general partner and investment adviser of Balch Hill Partners and is the investment adviser to other clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Mr. Michael is the manager and controlling owner of Balch Hill LLC. No individual client account, other than Balch Hill Partners, separately holds more than five percent of the outstanding Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group. Each of Mr. Michael and Balch Hill LLC disclaims beneficial ownership of the Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Balch Hill Partners should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification

Certification of Balch Hill Capital:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Mr. Michael and Balch Hill Partners:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Joint Filing Agreement, previously filed.

CUSIP No. 693417107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 2009

BALCH HILL CAPITAL, LLC By: Simon J. Michael, Manager	BALCH HILL PARTNERS, L.P. By: Balch Hill Capital, LLC General Partner By: Simon J. Michael, Manager
Simon J. Michael

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